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October 25 , 2005

Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission - Mail Stop 3561
Division of Corporation Finance
Washington, D.C. 20549

Re: Reply to Comments of September 27, 2005
       Nevada Classic Thoroughbreds, Inc.
       Form 10-KSB for the year ended June 30, 2005
       Commission File #: 000-31154

Dear Ms. Cvrkel:

Thank you for your recent comment letter dated September 27, 2005. Our responses are included below.

Please note that our response was delayed due to the fact that our SEC contact person (Claire Erlanger) was out of the office for seven or eight days and therefore unavailable to answer questions. During that time we conversed with other SEC staff, who suggested we await Ms. Erlanger’s return to discuss our concerns, causing this response to be delayed longer than expected.

Responses to Comment Letter dated September 27, 2005

Reply to Comment #1

Adjustments made.

Reply to Comment #2

APB No. 15 and corresponding FAS 128 deal with Earnings Per Share, and the company has been inactive during the development state with no earnings. However, the stated par value of $.001 has been reflected in the financials.

Reply to Comment #3

The changes noted have been made. For purposes of clarity, the donations as additional paid-in capital in excess of par value of stock from June 30, 2000 through June 30, 2005 have been separated out because no stock is to be issued as per those transactions. It may be misleading and misconstrued if put in the tables of stockholder equity for the common and preferred stock implying that some type of payment or stock compensation would take place.

Linda Cvrkel
Page Two

Reply to Comment #4

The salary is determined yearly by the Board of Directors. Since the company is inactive and in a development stage, the current CEO, Brad Brimhall, oversees the operations and the company’s horse assets and the filing of the financial reports. He is currently the only qualified person the company has been able to find to fill these positions at the salary the company is willing to pay. As the company becomes active and a cash flow develops, these tasks will be broken out as the company is able to locate qualified persons to fulfill these jobs, until such time as the fare market value is determined by what the company is willing to pay and what a qualified person is willing to accept.

Reply to Comment #5

After reviewing Items 307 and 308, changes were made to this item.

* * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with responding to the SEC's comments, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the company's filings;

  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the company's filing; and

  the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nevada Classic Thoroughbreds appreciates the time and expertise from the SEC in providing these comments to our company. We believe this is an important contribution from the Securities and Exchange Commission. We have taken the comments seriously and it is very helpful to us in filing our reports in a manner that is consistent with the intent of the "full disclosure" guidelines.

Very truly yours,

  /s/ [electronically signed]

Brad Brimhall
Chief Executive Officer